EXHIBIT 99.1

Evaxion announces 89% vaccine target precision and sustained T-cell and clinical responses at three-year follow-up in phase 2 trial with personalized cancer vaccine EVX-01

  EVX-01 induced an immune response in all patients in the trial with 89% of the vaccine neoantigens generating potent specific T-cell responses
  Three-year data from the EVX-01 phase 2 trial in patients with advanced melanoma to be presented at the ESMO 2026 Congress supplementing very convincing two-year data from the trial
  The data will be presented at a poster session on October 24, 2026, followed by a webinar on October 29, 2026, providing further insights into the findings

COPENHAGEN, Denmark, October 23, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel immunotherapies with its pioneering AI-Immunology™ platform, announces new three-year immune and clinical outcome data for personalized cancer vaccine EVX-01 in patients with advanced melanoma.

The data demonstrates EVX-01 inducing an immune response in all patients, with 89% of its personalised vaccine antigen targets inducing a tumor-specific immune response in treated patients. Further, sustained T-cell responses were observed, with preserved magnitude and breadth of the specific immune response, during the third year of the phase 2 trial in which EVX-01 was administered as monotherapy.

The new data also shows that all patients maintained their clinical response observed at two-year follow-up with no tumor progression observed through the third year of EVX-01 treatment alone. The data will be presented in a poster presentation at the European Society for Medical Oncology (ESMO) Congress 2026 held in Madrid, Spain, tomorrow.

The new findings supplement the unprecedented two-year data presented at ESMO in 2025, showing a 75% Objective Response Rate with 25% of patients obtaining a complete response.

“We are delighted to announce yet another set of strong immune and clinical data for EVX-01. The 89% target precision documented in the trial is another confirmation that AI-Immunology™ identifies and selects the most therapeutically relevant vaccine targets. Thus, the new data supports both EVX-01 as a promising personalized cancer vaccine and our platform as a validated technology for discovery and design of novel treatments,” says Birgitte Rønø, CSO and COO of Evaxion.

“What makes these three-year findings particularly compelling is not only the durability of clinical responses, but also the sustained strength and breadth of vaccine-induced T-cell immunity. These results offer an exciting glimpse into the future of precision oncology, where we can harness the unique biology of each patient’s tumor to train the immune system to recognize and target cancer with remarkable specificity. The prospect of translating this highly personalized immune response into long-lasting disease control represents an important step forward and offers renewed hope for patients facing advanced cancer“, says Professor Muhammad Adnan Khattak, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, Australia, key opinion leader and one of the trial’s investigators.

Building on convincing two-year results
In addition to promising response rates, the two-year data from the trial also showed a durable clinical benefit, with 92% of patients still responding at two years of follow-up and no relapses observed.

54% of patients had a deepened response following initiation of EVX-01 treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial.

EVX-01 induced an immune response in all patients, with 86% of the vaccine neoantigens generating potent specific T-cell responses as measured at the two-year follow-up. Analyses of additional samples collected during the one-year extension phase further increased this neoantigen hit-rate to 89%.

Evaxion maintains a cash runway extending well into the second half of 2027.

About the phase 2 trial
The phase 2 trial investigated EVX-01 in patients with advanced melanoma. Each patient enrolled in the trial received a unique vaccine designed and manufactured based on their individual biology.

In the first two-years, patients received EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Six out of 12 responders continued in the trial’s one-year extension, where they received EVX-01 as stand-alone therapy.

Webinar on October 29, 2026
Evaxion will host a webinar featuring key opinion leader and trial investigator, Professor Muhammad Adnan Khattak, on October 29, 2026, at 15.30 CET/10.30am EDT.

The webinar can be attended through registration via this link.

In the webinar, Professor Khattak will present the three-year clinical and immune data from the EVX-01 phase 2 trial in patients with advanced melanoma. The presentation will highlight clinical outcomes, durability of responses and vaccine-induced immune responses following three years of follow-up. The presentation will be followed by a Q&A session, with participants encouraged to submit questions.

Poster presentation details

  Poster title: EVX-01, a personalized cancer vaccine, induces sustained T-cell responses and durable disease control in advanced melanoma after three-year of follow-up
  Presentation#: 2006P
  Location: Poster Area – Hall 5
  Topic: Investigational immunotherapy
  Date/Time: October 24, 2026, at 12:00 - 12:45 CET
  Presenter: Professor Muhammad Adnan Khattak, Director, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, WA, Australia

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancer tumors. It is currently being evaluated as a treatment of advanced melanoma and is Evaxion’s lead clinical asset.

Designed with our AI-Immunology™ platform, EVX-01 is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumor-specific neoantigens.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering clinical-stage TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.